

Mailstop 4631

January 31, 2017

Mr. Jack L. Howard
President
Steel Partners Holdings GP Inc.
590 Madison Avenue, 32nd Floor
New York, New York 10022

> **Re:** **Steel Partners Holdings L.P.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 24, 2017**
> **File No. 333-215482**

Dear Mr. Howard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Tax Opinion

1.   We note that the opinion you have provided as an exhibit and the revised disclosure in the S-4 opine that the disclosure represents an accurate summary of the tax consequences. Please revise your opinion to clearly identify each material tax consequence, set forth your opinion as to each identified tax item; and set forth the basis for the opinion. If you are unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for your inability to opine on a material tax consequence (for example, the facts are currently unknown or the law is unclear); and discuss the possible alternatives and risks to investors of that tax consequence. Please see Staff Legal Bulletin 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction